DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

File #82-627

January 9, 2009

09045173

SUPPL

RECEIVED
2009 JAN 22 A 6:55

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: News Release

Enclosed is a copy of our News Release dated January 9, 2009 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Deanna L. Sauvé
Corp. Admin.

PROCESSED
JAN 26 2009
THOMSON REUTERS

Enclosure

DENTONIA RESOURCES LTD
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

January 9, 2009 For Immediate Release

DENTONIA SETTLES DEBT WITH ACME

Dentonia Resources Ltd. ("Dentonia" or the "Company") advises that on January 6, 2009 the debt settlement of $15,831.64 with ACME Analytical Laboratories for assaying services was approved by the TSX Venture Exchange. On January 9, 2009, 316,640 common shares at a deemed price of $0.05 were issued to ACME in full settlement.

These shares have a 4-month hold period expiring on May 8, 2009.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144

END